

03053316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12726

RECEIVED MAY 27 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARBAN CORPORATES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry 212-341-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, the undersigned, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garban Corporates LLC, as of March 31, 2003, are true and correct. I further swear (or affirm)that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements of the Company are made available to all Company members and Allied members of the New York Stock Exchange, Inc. and other regulatory agencies.

Signature

Chief Financial Officer

Title

Notary Public

Roger C. Campbell
Attorney at Law of New Jersey
Statutory Authority
Oaths, Affirmations & Affidavits N.J.S.A. 41: 2-1
Acknowledgements of Deeds, etc. N.J.S.A. 46: 14-6 et seq

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 2 7 2003
WASH. D.C.
188
SECTION

Garban Corporates LLC

Statement of Financial Condition
As of March 31, 2003



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Garban Corporates LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Garban Corporates LLC ("the Company") at March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 21, 2003

Garban Corporates LLC
Statement of Financial Condition
March 31, 2003
(dollars in thousands)

Assets

Cash and cash equivalents	$ 6,216
Cash and securities segregated under federal regulations	8,904
Deposits with clearing organizations	17,352
Securities owned, at market value	34
Securities owned held at clearing broker, at market value	92
Receivable from brokers, dealers and clearing organizations, net of allowance for doubtful accounts of $829	1,083,100
Commissions receivable, net of allowance for doubtful accounts of $3	5,355
Receivable from customers	3,276
Receivable from affiliates	1,428
Exchange memberships, at cost (market value - $7,000)	3,220
Prepaid expenses and other assets	452
	$ 1,129,429

Liabilities and Member's Equity

Liabilities

Securities sold, but not yet purchased, at market value	$ 8
Payable to brokers and dealers	1,077,238
Payable to affiliates	647
Accrued expenses and accounts payable	11,931
	1,089,824
Commitments and contingencies (Note 6)	
Member's equity	39,605
	$ 1,129,429

The accompanying notes are an integral part of this financial statement.

1. Organization

Garban Corporates LLC (the "Company") is a Delaware Limited Liability Company. The Member is Garban LLC, a subsidiary of Garban Intercapital North America, Inc. ("GINA").

The Company is an indirect wholly owned subsidiary of ICAP plc (formerly Garban-Intercapital plc), a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE"), which operates primarily in the interdealer market in bonds listed on the New York and American stock exchanges, over the counter corporate bonds, preferred stock, direct access and credit derivatives.

2. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents at March 31, 2003 include approximately $5,838 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Deposits with clearing organizations include U.S. government obligations with a market value of approximately $2,987 at March 31, 2003.

Proprietary securities transactions are recorded in the statement of financial condition on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Securities owned and securities sold, but not yet purchased, are recorded at market value. Securities owned primarily consist of foreign government and corporate obligations, and securities sold, but not yet purchased, primarily consist of corporate obligations. Securities owned held at clearing broker represent those securities owned which have been pledged as collateral and may be rehypothecated by the clearing broker.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the statement of financial condition.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to a Tax Sharing Agreement (the "Agreement") with GINA and affiliated entities. Pursuant to this Agreement, the Company is required to remit payments, on a quarterly basis, to GINA in respect of current and deferred federal, state and local income taxes on the net income earned by the Company. The Company is included in the consolidated federal and combined state and local tax returns filed by GINA. Deferred tax assets or liabilities and taxes receivable or payable are calculated as if each entity were a separate taxpayer.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Cash and Securities Segregated Under Federal Regulations

Treasury bills with a market value of approximately $6,969 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. Cash in the amount of $1,935 has been segregated in a PAIB reserve account. The Company computes a PAIB Reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2003, the Company had no PAIB reserve requirement.

4. Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers and Dealers

Receivable from brokers, dealers and clearing organizations and payable to brokers and dealers primarily include deposits paid for securities borrowed and deposits received for securities loaned, respectively.

5. Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts due on cash transactions.

6. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

The Company has satisfied collateral requirements with a clearing organization at March 31, 2003 by depositing an uncollateralized letter of credit in the amount of $10,000.

(dollars in thousands)

7. Net Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Rule may prohibit a member firm from expanding its business or paying cash dividends, if resulting net capital would be less than 5% of aggregate debit balances or 120% of the minimum dollar amount required. At March 31, 2003, the Company had net capital of approximately $26,564, which exceeded the minimum requirement of $1,000 by approximately $25,564.

8. Employee Benefits

The Company along with other affiliates participates in a trusteed profit-sharing plan (the "Plan") covering all full-time employees, under which contributions are made at the discretion of management.

9. Stock Option Plans

The Company participates in stock option plans that provide for the granting of options to acquire shares in ICAP plc to officers and other key employees of the Company. Options are generally granted at the market value of the date of the grant. Under one plan, options are granted with an exercise price that represents 50% of the market value at the grant date. Options generally vest between three and four years after the grant date and will expire within seven to ten years after the grant date.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the riskless principal transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation. The Company has loaned to brokers and dealers, securities owned by customers and other brokers and dealers having a market value of approximately $935,269 and received cash or other collateral with a value of approximately $980,164. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from customers and other brokers and dealers, securities having a market value of approximately $942,390 and has given cash or other collateral with a value of approximately $985,465. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed. As of March 31, 2003, the Company had received collateral of $942,390 from counterparties under stock borrow agreements and has hypothecated collateral of $935,269 under stock loan agreements.

(dollars in thousands)

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2003, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the March 31, 2003 market value of the related securities. The Company is subject to loss if the market price of the securities increases subsequent to March 31, 2003.

The contractual amount of purchase and sale transactions at March 31, 2003 was approximately $1,512 million for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have subsequently settled.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate nonperformance by the counterparties.

11. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. Amounts receivable from affiliates are non-interest bearing and due on demand. In addition, the Company provides clearing services for foreign and domestic affiliates. At March 31, 2003, a receivable for clearing charges of $132 was included in receivable from affiliates.